UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934,
AND RULE 14f-1 PROMULGATED THEREUNDER

NANOSENSORS, INC.
(Exact Name of Registrant as Specified in Its Corporate Charter)

Nevada	000-51007	20-0452700
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(IRS Employer Identification No.)

1475 Veterans Blvd.
Redwood City, CA 94063
(Address of Principal Executive Offices and Zip Code)

(650) 641-2349
(Registrant's Telephone Number, Including Area Code)

December 17, 2007

NANOSENSORS, INC.

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 PROMULGATED THEREUNDER

This Information Statement is being furnished to all shareholders of record as of December 17, 2007 of the outstanding shares of common stock, par value $0.001 (the “Common Stock”) of NanoSensors, Inc., a Nevada corporation (“NanoSensors” or the “Company”), pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with a change in the majority control of the Company’s board of directors other than by a meeting of shareholders. You are urged to read this Information Statement carefully.

THIS INFORMATION STATEMENT IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO THE COMPANY.

INTRODUCTION

NanoSensors entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of November 27, 2007, with Cuchulainn Acquisition Inc. (“Acquisition”), a Panamanian corporation and wholly-owned subsidiary of NanoSensors, and Cuchulainn Holdings, Inc., a Panamanian corporation (“Cuchulainn”). Pursuant to the Merger Agreement, Cuchulainn will merge with and into Acquisition, and the combined entity will be a wholly-owned subsidiary of the Company (the “Merger”). We anticipate that following the expiration of the 10-day period beginning on the later of the date of the filing of this Information Statement with the Securities and Exchange Commission (the “Commission”) or the date of mailing of this Information Statement to our record shareholders, the transactions contemplated by the Merger Agreement will be completed.

Cuchulainn has licensed technology and other intellectual property in order for it to operate an online-based video console game wagering service (the “Service”). The Service enables gamers to compete against other gamers and to place wagers on the outcomes of their games. The outcome of the game play will be determined upon the skill of the individual participant. The Service will cater to an international community of gamers that plays video games and places wagers online. Cuchulainn recently raised approximately $620,000 (U.S.) in a private placement to fund initial development costs. Prior to commencing operation of the Service, NanoSensors and Acquisition will need to raise additional capital financing.

NanoSensors is presently positioned as a shell company following its announcement on September 12, 2007, that it would terminate current business operations and utilize its corporate assets as a vehicle for the acquisition of an operating business.

Please read this Information Statement carefully. It contains biographical and other information concerning our current executive officers, directors and the persons to be appointed as directors and executive officers after the completion of the Merger. Additional information about the Merger is contained in our Current Report on Form 8-K which was filed on November 28, 2007. All of the Company’s filings and exhibits may be inspected without charge at the public reference section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material may also be obtained from the Commission at prescribed rates. The Commission also maintains a website that contains reports and other information regarding public companies that file reports with the Commission. Copies of the Company’s filings may be obtained from the Commission’s website at http://www.sec.gov.

CHANGE OF CONTROL

Pursuant to the Merger Agreement, at the effective time of the merger, each outstanding share of Cuchulainn common stock will be exchanged for .000565 share of NanoSensors Series A Convertible Preferred Stock (“Series A Preferred Shares”), a new series which will vote on an “as converted” basis together with issued and outstanding shares of NanoSensors Common Stock. Each Series A Preferred Share for voting purposes will be equal to 168,729.068 shares of NanoSensors Common Stock and, following the Reverse Stock Split (as defined below), will be automatically converted into 168,729.068 shares of NanoSensors Common Stock. As of the date of the Merger Agreement, Cuchulainn had issued and outstanding 17,700,000 shares of its common stock. Following completion of the Merger, the former shareholders of Cuchulainn will possess approximately 80% of the voting power of NanoSensors and the current holders of NanoSensors Common Stock will own the remainder; and after the conversion of the Series A Preferred Stock, the former holders of Cuchulainn will own approximately 80% of the outstanding shares of NanoSensors Common Stock and possess approximately 80% of the voting power of NanoSensors. The Series A Preferred Shares issued to Cuchulainn shareholders in the Merger will be issued under an exemption from registration under the Securities Act of 1933 (“Securities Act”) and will be “restricted securities” because the Series A Preferred Shares have not been registered under the Securities Act. The holders of the Series A Preferred Shares may not sell, transfer or otherwise dispose of such shares without registration under the Securities Act or an exemption therefrom. NanoSensors has agreed to grant registration rights to the Cuchulainn shareholders with respect to the NanoSensors Common Stock that they will receive upon conversion of the Series A Preferred Shares.

The Merger Agreement also provides that each outstanding warrant to purchase Cuchulainn Common Stock will be exchanged for warrants to purchase Series A Preferred Shares substantially exercisable on the terms and conditions provided in the Merger Agreement for .000565 Series A Preferred Share.

The Merger Agreement also contemplates that, subsequent to the closing of the Merger, the Board of Directors will consider and approve, and submit to the shareholders of NanoSensors for their approval (i) a 100-to-1 reverse stock split of shares of NanoSensors Common Stock (“Reverse Stock Split”), thereby decreasing the number of issued shares of NanoSensors Common Stock, and (ii) an increase in the authorized number of Series A Preferred Shares. Upon the effective time of the Merger, the former shareholders of Cuchulainn, who will then own all of the Series A Preferred Shares and possess 80% of the voting power of NanoSensors, intend to vote their Series A Preferred Shares in favor of the Reverse Stock Split or do so by written consent. Assuming that the holders of the Series A Preferred Shares holding at least a majority of the voting power of NanoSensors vote (or acting by written consent) in favor of the Reverse Stock Split, the proposed Reverse Stock Split will be approved without the need for any action by existing holders of NanoSensors Common Stock.

The parties also contemplate that, following the Merger, NanoSensors will change its corporate name.

In connection with the Merger, the two shareholders and nominees of Cuchulainn, Thomas Hendren and William Levy, will join the management team of NanoSensors and also become directors of NanoSensors. Mr. Hendren will become a director and Interim Chief Executive Officer and Mr. Levy will become a director and President of the Company. Robert A. Baron, currently chairman of the Board of Directors and Interim Chief Executive Officer of NanoSensors, will remain only as a director of the Company. Robert Coutu, the other current director of NanoSensors, will resign from the Board immediately prior to the closing of the Merger. Joshua Moser, currently the Company’s Interim Chief Financial Officer, Vice President and Chief Operating Officer, will also continue to be an executive officer of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding Nanosensors’ current executive officers and directors and those individuals the Company expects will be appointed as directors after completing the Merger.

Each member of the Board of Directors shall serve until his successor is elected and qualified or until his earlier resignation, death or removal. Officers are appointed annually by the Board and each serves at the discretion of the Board.

Current Directors and Executive Officers

Set forth below is certain information regarding the current directors and executive officers of the Company. As stated above, Mr. Baron will remain as a director of the Company following the completion of the Merger and Mr. Coutu will resign from the Board immediately prior to the closing of the Merger. Mr. Moser will also continue as an executive officer of the Company following completion of the Merger.

Name	Age	Position
Robert Baron	68	Interim Chief Executive Officer and Director
Robert Coutu	56	Director
Joshua Moser	36	Chief Operating Officer and Interim Chief Financial Officer

Robert Baron was appointed to our Board July 10, 2006. Effective September 1, 2007, Mr. Baron became the Chairman of the Board of Directors and Interim Chief Executive Officer of the Company. Mr. Baron presently serves as a member of the board of directors of two publicly-traded companies, Hemobiotech, Inc. and Opko Health Inc. (formerly Exegenics, Inc.). Hemobiotech is a development stage biotechnology company and Opko Health Inc. is a clinical stage biopharmaceutical company. From 1998 to August 2004, he served as President of Cash City Inc., a payday advance and check cashing business. Previously, Mr. Baron served as President of East Coast Operations of CSS/TSC, a subsidiary of Tultex, Inc., a New York Stock Exchange listed company engaged in the manufacturing of activewear products, such as tee-shirts and as Chairman of T-Shirt City Inc., a company engaged in the distribution of activewear products. Mr. Baron received his B.S. degree from Ohio State University. Mr. Baron was a limited partner in Meyers Associates, LP (“Meyers Associates”) from February 2002 until July 2006. Meyers Associates, LP served as a selling agent in the Company’s 2006 private placement. Meyers Associates also served as financial advisor to Cuchulainn in connection with its 2007 private placement and received a financial advisory fee of $50,000 (including legal fees and expenses) in November 2007. See “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS”.

Joshua Moser was appointed as our Vice President and Chief Operating Officer on August 3, 2006 and has been our Corporate Secretary since June 2006. On August 16, 2007, Mr. Moser was appointed Interim Chief Financial Officer of the Company in addition to his other duties and responsibilities. Prior to becoming an executive officer, Mr. Moser provided consulting services to the Company commencing in November 2005. Prior to working with NanoSensors, Inc., from September 1999 to October 2000, Mr. Moser was the Director of Business Development at GCN, Inc., an online market research company. From October 2000 to September 2002, Mr. Moser was a research analyst at Tufan, Inc., where he analyzed and managed investments in privately-held software, semiconductor and technology service companies. From September 2002 through February 2005, Mr. Moser was employed as a Vice President with Sherwood Partners, Inc., a business and financial advisory consulting firm that assists commercial lending institutions and venture capital firms in managing and structuring corporate turnarounds. Thereafter and prior to joining the Company, Mr. Moser provided management consulting services, including serving as Interim Chief Financial Officer at Chuckwalla, Inc., a privately-held software company. Mr. Moser graduated from Denison University in 1994 with a B.A. in History.

Robert Coutu. Mr. Coutu presently serves as the president of Ocean Fresh Seafood, Inc., a position he has held since December 1975. In addition, Mr. Coutu has been the general partner of Coutu Enterprises Real Estate since January 1978. Mr. Coutu was an authorized trader for an account by the name of Odett Holdings, Ltd., which participated in our 2006 private placement. Effective as of July 16, 2007, Mr. Coutu’s trading authority concerning NanoSensors was terminated; Mr. Coutu expressly disclaims any beneficial ownership interest of any of our securities owned by Odett Holdings, Ltd. From October 1999 to March 2004, Mr. Coutu was the President and a director of Ocean Fresh Seafood Marketplace, Inc., a non-operating company that was focused on pursuing a new business and merger partner during such period. This company was unaffiliated with Ocean Fresh Seafood, Inc. From April 1989 to December 2002, Mr. Coutu was associated with other companies in the seafood production and distribution business and in home construction. Mr. Coutu received a B.S. from Bryant College.

Currently there is no arrangement, agreement or understanding between management and non-management shareholders under which non-management shareholders may directly or indirectly participate in or influence the management of the Company’s affairs. Except as stated with respect to Mr. Coutu, there are no agreements or understandings for any officer or director to resign at the request of another person and none of the current officers or directors is acting on behalf of, or will act at the direction of any other person.

Board of Directors’ Meetings

During the fiscal year ended November 30, 2007, the Board of Directors held three meetings and took action by unanimous written consent on four occasions.

Committees of the Board of Directors

Since the Board of Directors presently consists only of Mr. Baron and Mr. Coutu, the Company has not formed any Board committees. Because of the small size of the Board and because we are not traded on an exchange or on the Nasdaq Stock Market, we are not required by law or applicable regulations to have an audit committee. All matters relating to audit, compensation, nominations and corporate governance are considered and acted upon by our entire Board of Directors.

Shareholder Communications with Directors

To date, the Board of Directors has not adopted a formal methodology for communications from shareholders on the belief that any communication would be brought to the Board’s attention by virtue of the current size of the Board. Any shareholder who wishes to communicate with the Board of Directors should send a letter to the Chairman of the Board of Directors at our current principal address 1475 Veterans Blvd., Redwood City, CA 94063.

Legal Proceedings Involving Directors and Executive Officers

No current director, officer, nominee for director or officer, affiliate or promoter has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, nor has any such person been the subject of any order, judgment or decree involving the violation of any state or federal securities or commodities laws. The Company is not aware of any legal proceedings to which any director, officer or affiliate of the Company, any record or beneficial owner of more than five (5) percent of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or has an interest adverse to the Company.

Directors and Executive Officers following the Merger

Set forth below is certain information regarding the persons who will become new directors and executive officers of the Company following the Merger. As indicated above, Mr. Baron will continue as a director of the Company and Mr. Coutu will resign as a director immediately prior to completion of the Merger. Mr. Moser will also continue to serve as an executive officer of the Company.

Name	Age	Position
Thomas Hendren	49	Interim Chief Executive Officer and Director
William Levy	26	President and Director

Thomas Hendren. Mr. Hendren is currently President and Chief Operating Officer of Array Marketing Group, Inc., one of the world’s leading merchandising companies. Array is the premier provider of in-store marketing services for the world’s leading retailers and brand manufacturers. Array has operations in Canada, the United States and Asia. Mr. Hendren joined Array in 1999 as Vice President –Operations. He played a major role in establishing Array’s Toronto Plant as an industry showpiece in efficiency, quality, safety and customer service. In 2004, he was promoted to the position of President of Array-Canada with full general management responsibility for Array’s businesses in Toronto and Bradford, Ontario, and New York City. Prior to joining Array in 2005 Mr. Hendren was promoted to President and Chief Operating Officer of Array-Canada. Previously, Mr. Hendren spent over 10 years in a variety of senior financial/operational and general management positions with Campbell Soup Company in Europe and North America, including heading up operations in Europe and Canada. Mr. Hendren is also a qualified accountant and a member of The Chartered Institute of Management Accountants (UK). Prior to his position with Campbell Soup, he held a number of senior financial positions with BP Oil/Rowntree Macintosh (Nestle) and United Biscuits in the UK.

William Levy. Following the effective of the Merger, Mr. Levy will be in charge of daily activities including sales, business development, and marketing of Cuchulainn. By the age of 25, he co-founded three companies. These businesses include (i) Cool Comfort Inc., distributors of R134a refrigerant to auto repair shops throughout south Florida, (ii) TheBestBetOnSports.com, a unique professional sports system that is subscription based, and (iii) Impact Entertainment, a consulting company in the online entertainment industry. He also played a role in the opening of SupperClub San Francisco, the first U.S. installment of the very successful European restaurant and nightclubs (Rome, Amsterdam, Istanbul). Mr. Levy has a double degree from Florida Atlantic University in Business Management and Marketing.

DIRECTOR AND EXECUTIVE OFFICER COMPENSATION

The following table summarizes the compensation paid to, or owed by the Company to its Chief Executive Officer and to each of the most highly paid executive officers, or other person not serving as an executive officer, for our fiscal years ended November 30, 2007, 2006 and 2005.

Summary Compensation Table

The following table sets forth information concerning the total compensation that we have paid or that has accrued on behalf of our chief executive officer and other executive officers (the “Named Executive Officers”) with annual compensation exceeding $100,000 during the fiscal years ended November 30, 2006 and 2005.

	Annual Compensation				Long Term Compensation
Name and Principal Position	Year	Salary		Bonus	Restricted Stock Awards		Securities Underlying Options/SARs	All Other Compensation
Ted L. Wong, Ph. D. Chief Executive Officer	2007	$144,000	(1)	$25,000	1,364,629	(1)	0	$9,778	(1)
	2006	$48,000	(2)	$52,500	0		0	$75,000
	2005	$25,500	(3)	0	0		0
Joshua Moser Chief Operating Officer	2007	$120,000	(4)					$59,000
	2006	$40,000	(4)
Robert A. Baron Interim Chief Executive Officer	2007	$4,500	(5)	0	3,731,343		0	0

(1)	On September 9, 2007, NanoSensors, Inc. entered into a separation agreement with Ted L. Wong, its Chief Executive Officer, President, Chief Financial Officer and Chairman of its board of directors. Pursuant to the separation agreement, Mr. Wong agreed to resign from all positions with NanoSensors, including as a member of the board of directors effective as of August 31, 2007. Pursuant to the separation agreement, NanoSensors agreed to pay or provide him with the following: (a) a severance payment equal to six months of his base salary, which amount shall equal $72,000, payable in accordance with our regularly scheduled pay dates for employees, (b) an additional amount of $5,125 for unused vacation benefits, (c) a restricted stock award of 1,364,629 shares of common stock under our 2006 Equity Incentive Plan and the transfer of certain fixed assets that were valued at $4,653 for the settlement of a liability to Mr. Wong that totaled $12,500, and (d) the accelerated vesting of all options granted to him under our 2006 Equity Compensation Plan, along with the continuation of the exercise period for the duration of the original term of such options. In consideration of the foregoing, Mr. Wong provided NanoSensors with a general release and agreed to comply with the restrictive covenants of his employment agreement with us (dated August 3, 2006), subject to a modification of the covenant against competition.
(2)	Mr. Wong entered into an employment agreement with the Company in August 2006. Under this employment agreement he received a base salary of $144,000 per year. Mr. Wong also received a signing bonus of $40,000 in 2006 and $12,500 in connection with the Company entering into the license agreement with Michigan State University. Prior to entering into this employment agreement with the Company, Mr. Wong received $75,000 for the period from December 1, 2006 through July 31, 2006.
(3)	Includes $12,683 paid to Dr. Wong. The Company owed Dr. Wong $89,318 as of November 30, 2005. See Note 6 to our audited financial statements for the fiscal year ended November 30, 2005.
(4)	Mr. Moser entered into an employment agreement with the Company in August 2006. Under this employment agreement he receives a base salary of $120,000 a year. Prior to entering into this employment agreement, Mr. Moser provided services to the Company as a consultant and received $59,000 for the period from December 1, 2006 through July 31, 2006.
(5)	On September 12, 2007, the Company appointed Robert A. Baron, one of our directors, as interim Chief Executive Officer and as Chairman of the Company’s Board of Directors. Although the Company has not entered into a written agreement with Mr. Baron, the Company has agreed to provide Mr. Baron with additional compensation in consideration of his agreement to serve in these capacities. Specifically, the Company agreed to pay Mr. Baron a salary at the rate of $1,500 per month during his service in this capacity. Mr. Baron has also been paid $13,500 in director’s fees in 2007 and is due $4,500 in director’s fees for the fourth quarter 2007. In addition, the Company granted Mr. Baron a restricted stock award of 3,731,343 shares of Common Stock under its 2006 Equity Incentive Plan. These shares were granted as fully vested and are not subject to forfeiture in the event of termination of his employment.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of December 17, 2007, NanoSensors had 421,822,670 shares of Common Stock issued and outstanding, which is the only class of voting securities that would be entitled to vote for directors at a shareholders’ meeting if one were to be held as of the date hereof. Each share of Common Stock is entitled to one vote.

The following table sets forth information known to us with respect to the beneficial ownership of 421,822,670 shares of Common Stock outstanding, as of December 17, 2007, by:

•	Each person or entity known by us to beneficially own 5% or more of the outstanding shares of our common stock,
•	Each of our executive officers and directors, and
•	All of our executive officers and directors as a group.

Beneficial ownership is determined under the rules of the Commission and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Percentage ownership is based on 421,822,670 shares of Common Stock outstanding. Shares of common stock subject to options or warrants exercisable within 60 days of the date on which beneficial ownership is to be determined are deemed to be outstanding and beneficially owned for purposes of computing the percentage ownership of such person but are not treated as outstanding for purposes of computing the percentage ownership of others, except as otherwise indicated in the notes to the following table. The address for each beneficial owner listed in the table, except where otherwise noted, is c/o NanoSensors, Inc. 1475 Veterans Blvd., Redwood City, CA 94063.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)		Percentage of Class(%)
Common Stock	Ted Wong	41,364,629	(2)	9.8
Common Stock	Robert A. Baron	5,172,691	(3)	1.2
Common Stock	Joshua Moser	7,400,000	(4)	1.8
Common Stock	Robert G. Coutu	0	(5)	*
Common Stock	Matthew Zuckerman 0120 Letey Lane P.O. Box 344 Woody Creek, CO 81656	27,175,000	(6)	6.4
Common Stock	Imtiaz Khan 45 Broadway, 2nd Floor New York, New York 10006	24,800,000	(7)	5.9
Common Stock	Blue Green T, LLC 55 Frederick Street PO Box CB 13039 Nassau, Bahamas	30,400,000	(8)	7.2
Common Stock	James Batmasian 215 West Federal Hwy Boca Raton, FL 33432	33,454,091	(9)	7.9
Common Stock	All officers and directors as a group (4 persons)(2),(3),(4) and (5)	53,937,320		12.8

*	less than 1.0%
(1)	Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares that power with that person’s spouse) with respect to all shares of common stock listed as owned by that person or entity. The number of shares beneficially owned is determined under

SEC rules, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under those rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power, and also any shares which the individual has the right to acquire within 60 days of the determination date, through the exercise or conversion of any stock option, convertible security, warrant or other right (a “Presently Exercisable” security). Including those shares in the table does not, however, constitute an admission that the named stockholder is a direct or indirect beneficial owner of those shares.
(2)	Includes vested options to purchase 18,000,000 shares of Common Stock granted to Dr. Wong pursuant to our employment agreement with him. Pursuant to the separation agreement with Dr. Wong executed on December 9, 2007, all unvested options to purchase shares of Common Stock were accelerated. In addition, Mr. Wong received a restricted stock award upon termination of employment equal to 1,364,629 shares of Common Stock in partial settlement of a liability that totaled $12,500.
(3)	Includes restricted stock grant of 3,731,343 shares of Common Stock and vested options to purchase 1,421,348 shares of Common Stock, and excludes unvested options to purchase 1,000,000 shares of Common Stock.
(4)	Includes vested option to purchase 7,400,000 shares of Common Stock and excludes unvested options to purchase 6,800,000 shares of Common Stock granted to Mr. Moser pursuant to our employment agreement with him.
(5)	Excludes unvested options to purchase 2,000,000 shares of Common Stock.
(6)	Based on Mr. Zuckerman’s Schedule 13D/A filed on June 21, 2006. The Company, however, has been advised orally by representatives of Mr. Zuckerman that Mr. Zuckerman has disposed of a material portion of these shares and will be amending the Schedule 13D.
(7)	Based on Schedule 13D/A filed by Mr. Khan on October 30, 2006. Consists of 24,800,000 shares of Common Stock and does not include the securities held by Meyers Associates by whom Imtiaz Khan is employed, but over which he does not exercise voting and investment control. Excludes 5,500,000 unit purchase warrants to acquire 5,500,000 shares of Common Stock and 5,500,000 warrants, which are subject to a non-exercise agreement between the listed stockholder and NanoSensors pursuant to which the listed stockholder agreed not to exercise the unit purchase warrants until the earlier of the six-month anniversary of effective date of the registration statement we filed in connection with our 2006 private placement or one year from the effective date of the non-exercise agreement. See “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS”.
(8)	Excludes warrants to purchase 30,000,000 shares of Common Stock which include a clause restricting the exercise of such warrants where the holder is the beneficial owner of 5.0% or more of Common Stock.
(9)	Based in part on Schedule 13D filed on January 25, 2007. Also includes 3,000,000 Class C Warrants held by the listed holder as of January 31, 2007. Excludes warrants to purchase 30,000,000 shares of Common Stock which includes a clause restricting the exercise of such warrants where the holder is the beneficial owner of 5.0% or more of Common Stock.

The Company is not aware of any person who owns of record, or is owns beneficially, five percent or more of its outstanding securities of any class, other than as set forth above. As of the date hereof, there are no classes of stock other than Common Stock issued or outstanding. Except as described above in this Report with respect to the Merger Agreement and the transactions contemplated thereby, there are no known current arrangements that will result in a change in control.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On December 13, 2007, Cuchulainn loaned the Company $50,000. The loan bears interest on any outstanding balance at 5% simple interest per annum, payable on the maturity date. The loan is repayable on May 31, 2008, or earlier upon the occurrence of an Event of Default. An “Event of Default” is defined as (i) the failure of the Company to pay principal, interest or any other amount payable within five (5) after such amount becomes due; (ii) a liquidation event (as defined in the senior secured promissory note evidencing the loan); (iii) the termination of the Merger Agreement for any reason; or (iv) the failure of the closing of the Merger to occur by January 10, 2008.

Meyers Associates also served as financial advisor to Cuchulainn in connection with its 2007 private placement and received a financial advisory fee in the amount of $50,000 (including legal fees and expenses) in November 2007.

On May 10, 2006, NanoSensors entered into a Selling Agent Agreement with Meyers Associates pursuant to which it agreed to serve as a selling agent in the Company’s 2006 private placement. Pursuant to the selling agency agreement, to date the Company paid Meyers Associates total commissions of $101,450 and $51,885 in non-accountable expenses in this financing. The Company also issued Meyers Associates an aggregate of 20,290,000 unit purchase warrants, pursuant to which Meyers Associates has the right to purchase, at the price of $.01 per unit, 20,290,000 units of our securities, each unit consisting of one share of Common Stock and one Common Stock purchase warrant. Meyers Associates transferred an aggregate of 1,790,000 unit purchase warrants to other selling agents that participated in the private placement and also assigned an aggregate of 16,290,000 unit purchase warrants to a limited number of third parties, including an employee of Meyers Associates. The unit purchase warrants expire December 19, 2011. Subsequent to the Company’s 2006 fiscal year end, the Company satisfied the post-closing covenants of the 2006 private placement and paid to Meyers Associates additional commissions of $71,500 and issued them 14,300,000 additional unit purchase warrants.

On July 21, 2006, NanoSensors entered into an agreement with Meyers Associates, Bruce Meyers and Imtiaz Khan, whereby each of them agreed not to exercise either the unit purchase options or unit purchase warrants held by them for a period equal to the earlier of six months from the effective date of the Company’s registration statement filed in connection with its 2006 private placement, which was declared effective December 19, 2006. In consideration of such agreement, NanoSensors agreed that effective as of the date of the non-exercise agreement, the prior lock-up agreement, which was to expire on November 10, 2006, would be terminated. In addition, on July 21, 2006 the Company agreed with Meyers Associates on an amendment to the unit purchase option to clarify the circumstances under which adjustments to the exercise price and number of shares issuable pursuant to the anti-dilution provisions of the unit purchase option and the underlying warrants may be made.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires NanoSensors' directors and executive officers, and persons who beneficially own more than 10% of a registered class of NanoSensors' equity securities, to file reports of beneficial ownership and changes in beneficial ownership of NanoSensors' securities with the Commission on Forms 3 (Initial Statement of Beneficial Ownership), Form 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). Directors, executive officers and beneficial owners of more than 10% of NanoSensors Common Stock are required by the Commission’s regulations to furnish NanoSensors with copies of all of the aforesaid forms that they file. Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to NanoSensors, or written representations by the aforesaid persons that no reports were required, NanoSensors believes that, for the fiscal year ended November 30, 2007, each officer, director and beneficial owner of 10% or more of NanoSensors’ securities complied with the applicable filing requirements in that he or it filed a Form 3 and/or a Form 4 with the Commission as and when required.

SIGNATURE

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant caused this Report to be signed in its behalf by the undersigned, thereunto duly authorized.

NANOSENSORS, INC.
(Registrant)

By:	/s/ Robert A. Baron Name: Robert A. Baron Title: Interim Chief Executive Officer

Dated: December 17, 2007